This Application consists of 32 pages.

As filed with the Securities and Exchange Commission on September 30, 2009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

RMR REAL ESTATE INCOME FUND

RMR ADVISORS, INC.

400 Centre Street

Newton, Massachusetts  02458

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

AMENDMENT NO. 3

File No. 812-13058

Please send communications, notice and order to:

Mark L. Kleifges

Treasurer/Chief Financial Officer

RMR Advisors, Inc.

400 Centre Street

Newton, Massachusetts  02458

Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

)
)
)
In the Matter of	)
	)	APPLICATION FOR
RMR REAL ESTATE INCOME FUND	)	AN ORDER
RMR ADVISORS, INC.	)	PURSUANT TO
	)	SECTION 6(c) OF THE
	)	INVESTMENT
	)	COMPANY ACT OF
	)	1940 FOR EXEMPTION
	)	FROM SECTION 19(b)
400 Centre Street	)	OF THE ACT
Newton, Massachusetts 02458)		AND RULE 19b-1
	)	THEREUNDER
Investment Company Act of 1940)
File No. 812-13058)		AMENDMENT NO. 3
)

I.  INTRODUCTION

RMR Real Estate Income Fund (“RIF”) and RMR Advisors, Inc. (the “Advisor”, and together with RIF, the “Applicants”) request an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting RIF and each registered closed-end management investment company in the future that seeks to rely on the Order advised by the Advisor (including any successor in interest(1)) or by any entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of

(1) A successor in interest is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

the 1940 Act) with the Advisor, from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 promulgated thereunder, as more fully set forth below in this application (the “Application”).(2)  RIF and such future investment companies are hereinafter collectively referred to as the “Funds”, and separately as a “Fund”.

A.            RIF

RIF is a non-diversified, closed-end management investment company registered under the 1940 Act and organized as a Delaware statutory trust.  RIF was organized on August 19, 2008 solely to effectuate the reorganizations of five existing closed-end management investment companies advised by the Advisor, each of which were previously parties to this Application.  Pursuant to five separate agreements and plans of reorganization, each of RMR Real Estate Fund (“RMR”), RMR Hospitality and Real Estate Fund (“RHR”), RMR F.I.R.E. Fund (“RFR”), RMR Preferred Dividend Fund (“RDR”) and RMR Dividend Capture Fund (“RCR”, and collectively with RMR, RHR, RFR and RDR, the “Old Funds”) sold all of its assets to RIF in exchange for common and preferred shares of RIF and the assumption by RIF of all of its liabilities.  RMR’s reorganization with RIF closed on June 17, 2009, RHR’s reorganization with RIF closed on June 19, 2009, RFR’s reorganization with RIF closed on June 18, 2009, RDR’s reorganization with RIF closed on June 23, 2009 and RCR’s reorganization with RIF closed on June 22, 2009.

(2) All existing registered closed-end investment companies that currently intend to be able to rely on the requested Order are named as Applicants and any closed-end investment company that may rely on the Order in the future will satisfy each of the representations in this Application except that such representations will be made in respect of actions by the board of directors of such future fund and will be made at a future time.

As a result of these reorganizations, common and preferred shareholders of each Old Fund became common and preferred shareholders, respectively, of RIF.  RMR was the surviving fund in the reorganizations for accounting purposes and for purposes of presenting investment performance history.

RIF’s primary investment objective is to earn and pay to its common shareholders a high level of current income by investing in real estate companies(3), including real estate investment trusts (“REITs”).  The Fund’s secondary objective is capital appreciation.  Generally, in normal market conditions, RIF invests:  (i) at least 90% of its managed assets(4) in income producing securities issued by real estate companies, including common shares, preferred shares and debt and (ii) at least 75% of its managed assets in securities issued by REITs.

RIF has two classes of shares:  a single class of common shares and a single class of auction preferred shares, which is divided into five series (“preferred shares”).  RIF’s common shares are currently listed and traded on NYSE Amex under the symbol “RIF”.  RIF’s preferred shares are not listed on an exchange.  Rather, investors may offer to buy or offer to sell RIF’s preferred shares at an auction (normally held weekly) with or through a broker-dealer that has entered into an agreement with RIF’s auction agent.

RIF’s total assets on June 30, 2009 were $58,506,926, and on that date 2,375,718 of its common shares, $0.001 par value, were issued and outstanding.

(3) A “real estate company” is a company which derives at least 50% of its revenue from the ownership, leasing, management, construction, sale or financing of real estate or has at least 50% of its assets invested in real estate.

(4) “Managed assets” are equal to the net asset value of a Fund’s common shares plus the liquidation preference of any preferred shares and the principal amount of any borrowings outstanding.

Additionally, on June 30, 2009 RIF had the following series of preferred shares issued and outstanding, each $0.0001 par value: 64 Series M preferred shares with a total liquidation preference of $1,600,000, 438 Series T preferred shares with a total liquidation preference of $10,950,000, 47 Series W preferred shares with a total liquidation preference of $1,175,000, 91 Series Th preferred shares with a total liquidation preference of $2,275,000 and 27 Series F preferred shares with a total liquidation preference of $675,000.

B.            The Advisor

RMR Advisors, Inc. (previously defined as the “Advisor”) has provided investment advisory services to the Fund since its inception, and previously provided investment advisory services to each Old Fund since each Old Fund’s inception.  The Advisor, a Massachusetts corporation, is a registered investment adviser under the Investment Advisers Act of 1940, as amended.  The Advisor is wholly owned by Barry M. Portnoy and Adam D. Portnoy.

II.  DISTRIBUTION POLICIES

The periodic pay-out policy with respect to the Fund’s common shares (the “Distribution Policy”) has been established and will be reviewed at least annually by the Board of Trustees (“Board”) of the Fund, including a majority of the trustees who are not “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”).

The Fund’s Board:

(a)                                  approved the Fund’s adoption of the Distribution Policy;

(b)                                 requested and evaluated, and the Fund’s Advisor has furnished, such information as was reasonably necessary for the Board to make an informed determination of whether the Distribution Policy should be adopted and implemented;

(c)                                  determined that adoption and implementation of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering information provided pursuant to representation (b) above, including, without limitation: (i) the purposes and terms of the Distribution Policy as stated in this Application; (ii) any potential or actual conflict of interest that the Fund’s Advisor, any affiliated person of the Fund’s Advisor, or any other affiliated person of the Fund may have relating to the adoption or implementation of the Distribution Policy; (iii) whether the rate of distribution under the Distribution Policy will exceed the Fund’s expected total return in relation to its net asset value (“NAV”) per common share; and (iv) any reasonably foreseeable material effect of the Distribution Policy on the Fund’s long-term total return (in relation to market price and NAV); and

(d)                                 approved the Fund’s adoption of compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act that:

(i)  are reasonably designed to ensure that all notices required to be sent to Fund shareholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-l thereunder and to condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents, described in condition 3(a) below about the distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

(ii)  require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The Fund’s Board has recorded the basis for its approval of the Distribution Policy, including its consideration of the factors listed in (c) above, in its meeting minutes, which will be preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place, or such longer period as may otherwise be required by law.

The Board of each future Fund intending to rely on the requested Order, including a majority of its Independent Trustees, will make similar findings prior to implementing a Distribution Policy with respect to the common shares of the respective future Fund in reliance on the Order.

Distribution Policy

Currently, investment income remaining after the payment of any preferred shares distributions and Fund expenses is available for distribution to common shareholders of the Fund, which, with respect to the Old Funds, had historically been in the form of regular monthly distributions.  In light of the economic uncertainty created by continuing market volatility, the Fund currently distributes to its common shareholders all or a portion of its net investment income in amounts determined with the objective of sustaining distributions of equal amounts each quarter (rather than each month) for the immediately foreseeable future, and net realized capital gains, if any, at least annually.  The Fund may, in its discretion, pay out less than the entire amount of net investment income earned in any particular period and may at times pay out such accumulated undistributed income in addition to net investment income earned in other periods in order to permit the Fund to maintain a stable level of distributions.  As a result, the distribution paid by the Fund to its common shareholders for any particular period may be more or less than the amount of net investment income earned by the Fund during that period.  Although the Fund will attempt to maintain a stable level of distributions, it will still comply with Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

In adopting the Distribution Policy, the Fund’s Board considered the fact that such a policy would allow the Fund to make more frequent distributions of capital gains, thereby potentially allowing the Fund to pay regular distributions at higher levels than it currently does.  Under the Distribution Policy, the Fund would distribute to its common shareholders, as often as monthly, a fixed percentage of the market price of the Fund’s common shares at a particular point in time or a fixed percentage of net asset value per share at a particular time or a fixed amount, any of which may be adjusted from time to time.

If, for any taxable year, the total distributions required by the Distribution Policy exceed the Fund’s annual net investment company taxable income(5) and net long-term realized capital gains, the excess would generally be treated as a distribution in excess of net investment income or capital gains.  For federal income tax purposes, such excess is usually treated as a return of capital (up to the amount of the common shareholder’s adjusted tax basis in his or her shares).  Distributions under the Fund’s Distribution Policy will be paid out of, in order of preference and priority, (i) net investment income; (ii) net realized short-term capital gains; (iii) net realized long-term capital gains and (iv) only to the extent necessary to make up any shortfall, a return of capital.  If the Fund’s net investment company taxable income and net long-term realized capital gains for any taxable year or calendar year exceed the amount required to be distributed

(5) Investment company taxable income is the Fund’s taxable income with certain adjustments; it generally includes dividends, interest, other ordinary income items (such as section 988 gain) and the excess of any net short-term capital gains over net long-term capital losses.

under the Fund’s Distribution Policy, then the Fund will at a minimum make distributions necessary to permit it to qualify for treatment as a regulated investment company under the Code.(6)  The Fund will have the discretion to retain for reinvestment its net long-term capital gains in excess of its net short-term capital loss to the extent that it does not need to distribute these gains to meet its obligations under its Distribution Policy or comply with applicable tax requirements.  Any retained gains will be subject to taxation, although the Fund’s shareholders may receive credit for taxes paid by the Fund.  In addition, shareholders will be entitled to increase their basis in their shares of the Fund by an amount equal to the gains deemed distributed less the tax paid.

The Distribution Policy with respect to the Fund’s common shares will be reviewed at least annually by the Board of the Fund.  The Board, including a majority of the Independent Trustees, may, from time to time, change the amount per share of the distribution on the basis of considerations such as the actual or anticipated performance of the Fund’s investments, the distributions payable on the Fund’s preferred shares and interest payable on the Fund’s debt, if any.  The Fund may change or abandon the Distribution Policy at any time at the discretion of the Fund’s Board.

III.  LEGAL ANALYSIS

A.            Applicable Statutory and Regulatory Provisions

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may

(6) The Fund intends to qualify for and elect the tax treatment applicable to a “regulated investment company” as defined in Section 851 of the Code.

prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Code, more often than once every twelve months.  Rule 19b-1 under the 1940 Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one distribution of long-term capital gains, as defined in the Code, in any one taxable year of the company; (ii) one additional net long-term capital gains distribution made in whole or in part to avoid excise tax under Section 4982 of the Code; plus (iii) one supplemental “clean-up” distribution of net long-term capital gains pursuant to Section 855 of the Code not in excess of 10% of the total long-term capital gains distributed in any one taxable year of the company.

B.    Relief Requested

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit the Fund to make periodic long-term capital gains distributions (as described in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year with respect to its common shares, and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.

C.    Justification for the Requested Relief

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of the 1940 Act or any rule under the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-l thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act, and would be in the best interests of the Fund and its shareholders.

1.                                       Shareholder Interests and Market Perception

Based on information provided in presentations to it by the Advisor, including information related to the shareholder profile for investors in the Fund’s common shares, the Board determined that investors in the Fund’s common shares may prefer an investment vehicle that provides regular periodic distributions and a steady cash flow.  The Board also considered the different nature of funds that invest in REITs.  REITs typically specify the distribution rate to be paid on their respective securities until notice of any change in policy.  Accordingly, investors in the Fund may generally expect a similar distribution policy.

The common shares of closed-end funds frequently trade at discounts to their NAVs per common share.  At the request of the shareholders of some closed-end funds whose shares were trading at a discount, the boards of directors and management of those funds have instituted measures aimed at reducing these persistent discounts.  To this end, many closed-end funds have adopted managed distribution plans which call for monthly or quarterly distributions to shareholders.  Some of these funds successfully narrowed their discounts as a result.  In the Applicants’ view, the discount at which the Fund’s common shares may trade also may be reduced if the Fund is permitted to pay capital gains dividends with respect to its common shares more frequently than is permitted under Rule 19b-1.

2.                                       The Fund’s shareholders have received, or will receive, information sufficient to clearly inform them of the nature of its distribution policies

One of the concerns leading to the adoption of Section 19(b) and Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. (7)  However, Rule 19a-1 under the 1940 Act effectively address this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or returns of capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital).  The same information is included in the Fund’s annual report to shareholders and on its IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, the Fund will make the additional disclosures required by the conditions set forth in Section IV of this Application, and the Fund has adopted compliance policies and procedures in accordance with Rule 38a-1 under the

(7) See Public Policy Implications of Investment Company Growth, Report of the Securities and Exchange Commission, H.R. Rep. No. 2337, 89th Cong., 2d. Sess. at 190-95 (1966) (“PPI Report”); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2nd Sess. 28-29 (1970).

1940 Act to ensure that all required notices and disclosures are sent to shareholders.

Rule 19a-1, the Distribution Policy and the compliance policies ensure that the Fund’s shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, continuing to subject the Fund to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection.  In addition, the Fund will undertake to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

3.                                       Rule 19b-1, under certain circumstances, gives rise to improper influence on portfolio management decisions with no offsetting benefit to shareholders

Another concern leading to the adoption of Rule 19b-1 was that frequent capital gains distributions could impose pressure on management to realize capital gains on a regular and frequent basis and at a time when purely investment considerations would dictate not doing so.(8)  As applied to distributions based on realized capital gains, the Rule avoids the imposition of improper influence on management.  However, when applied to a periodic fixed distribution policy that is not based on realized capital gains, Rule 19b-1 may create an inappropriate

(8) See PPI Report at 194-195.

influence on portfolio management decisions by imposing pressure on the Fund to make decisions regarding the realization of long-term capital gains aimed at ensuring that such capital gains distributions fit within the framework of Rule 19b-1.  As a result, short-term gains rather than long-term gains might be realized, or the realization of long-term gains may be limited to the total amount of such gains that properly may be paid under Section 19(b) and Rule 19b-1 as part of the Fund’s Distribution Policy, notwithstanding that purely investment considerations might dictate different portfolio management decisions.  In addition, the Fund’s shareholders should be permitted to benefit from the continued investment of funds that might otherwise be distributed as a return of capital in order to satisfy the Fund’s Distribution Policy because the Fund may be able to retain such amounts to the extent that long-term capital gains are appropriately distributed throughout the year in satisfaction of the Fund’s obligations under its Distribution Policy.

No purpose is served by the distortion in the intended operation of the Fund’s Distribution Policy in order to comply with Rule 19b-1.  No reason exists for requiring return of capital distributions on the Fund’s common and preferred shares beyond what is necessary to make up any shortfall between the Fund’s annual distribution obligations under its Distribution Policy and its net investment income and capital gains, or for forcing the Fund either to pay out more than is called for by its Distribution Policy or to retain (and pay taxes on) long-term capital gains to an extent greater than would otherwise be the case.  The relief requested by the Applicants would minimize these anomalous effects of Rule

19b-1 by enabling the Fund to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

4.                                       The other concerns leading to the adoption of Section 19(b) and Rule 19b-l are not applicable

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-l was that frequent long-term capital gains distributions could facilitate improper fund distribution practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gain dividend (“selling the dividend”), where the dividend results in an immediate corresponding reduction in net asset value and is in effect a return of the investor’s capital.  Applicants submit that this concern does not apply to closed-end investment companies, such as the Fund, which normally do not continuously distribute shares.  In addition, Applicants note that the Fund is designed primarily as a long-term investment and the Fund is not intended as a vehicle for investors who wish to take advantage of short-term swings in net asset value and market price.  Furthermore, by paying out periodically any capital gains that have occurred—at least up to the fixed periodic payout amount—the Fund’s Distribution Policy helps avoid the buildup of large end-of-the-year distributions and accordingly helps avoid a scenario in which any investor acquires shares in the open market that are subject to a large upcoming capital gains dividend.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares which entitle a holder to a specified periodic dividend and no more and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy the Fund’s preferred shares for the express purpose of receiving specific payments at the frequency indicated by the Fund’s prospectus, and the application of Rule 19b-1 to the Fund’s preferred shares is contrary to the expectation of investors.  There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.(9)

5.                                       Further limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that the Fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that the Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever the Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of

(9) See Section 852(b)(4) of the Code.

capital(10) (to the extent net investment income and realized short-term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.  To distribute all of the Fund’s long-term capital gains within the limits in Rule 19b-1, the Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to the Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81 under the Code requires that a Fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever the Fund has realized a long-term capital gain with respect to a given tax year, the Fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends.  Although Rule 19b-1 allows the Fund some flexibility with respect to the frequency of capital gains distributions, the Fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

(10) These would be return of capital for financial accounting purposes and not for tax accounting purposes.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund.  Such distributions are either fixed or are determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Fund in avoiding these Rule 19b-1 problems.

6.                                       General

The relief requested is that the Commission permit the Fund to make periodic distributions in respect of its common shares as often as monthly and in respect of its preferred shares as specified by or determined in accordance with the terms thereof.  Granting this relief would provide the Fund with flexibility in meeting investor interest in receiving more frequent distributions.  By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to

Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares.  Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer, but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year.  In these circumstance it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Fund’s distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

IV.  CONDITIONS

Applicants agree that, with respect to the Fund and each future Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1.             Compliance Review and Reporting:

The Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and the Advisor have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.             Disclosures to Fund Shareholders:

(a)                                  Each 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i)  Will provide, in a tabular or graphical format:

(1)  the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)  the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)  the average annual total return in relation to the change in NAV per common share for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV per common share as of the last day of the month prior to the most recent distribution record date; and

(4)  the cumulative total return in relation to the change in NAV per common share from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV per common share as of the last day of the month prior to the most recent distribution record date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1)  “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Managed Distribution Plan.”;

(2)  “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’.”;(11) and

(3)  “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a)

(11) This disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

(b)                                 On the inside of the front cover of each report provided to shareholders under Rule 30e-1 under the 1940 Act, the Fund will:

(i)  describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii)  include the disclosure required by condition 2(a)(ii)(1) above;

(iii)  state, if applicable, that the Distribution Policy provides that the Fund’s Board may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

(iv)  describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination; and

(c)                                  Each report provided to shareholders under Rule 30e-1 under the 1940 Act and each prospectus filed with the Commission on Form N-2 under the 1940 Act, will provide the Fund’s total return in relation to changes in NAV per common share in the financial highlights table and in any discussion about the Fund’s total return.

3.             Disclosure to Shareholders, Prospective Shareholders and Third Parties:

(a)                                  The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communications on the Fund’s behalf, to any Fund shareholder, prospective shareholder, or third-party information provider;

(b)                                 The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in such 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition

2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)                                  The Fund will post a prominent statement containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, on its Web site or on the Advisor’s Web site.  The information contained in each 19(a) Notice will remain on such Web site for at least 24 months.

4.             Delivery of 19(a) Notices to Beneficial Owners:  If a broker, dealer, bank, or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund will: (A) request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (B) provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (C) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.             Special Board Review for Funds Whose Common Stock Trades at a Premium:

If:

(a)                                  The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV per common share equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV per common share of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)                                 The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV per common share as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV per common share over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i)  At the earlier of the next regularly scheduled Board meeting or within four months of the last day of such 12-week rolling period, the Fund’s Board, including a majority of the Independent Trustees:

(1)  will request and evaluate, and the Advisor will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2)  will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above, including, without limitation:

(A)  whether the Distribution Policy is accomplishing its purpose(s);

(B)  the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV per common share of the Fund’s common shares; and

(C)  the Fund’s current distribution rate, as described in condition 5(b) above, compared to the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Fund’s Board deems appropriate; and

(3)  based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii)  The Fund’s Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.             Public Offerings:

The Fund will not make a public offering of the Fund’s common shares, other than:

(a)                                  a rights offering below NAV per common share to holders of the Fund’s common shares;

(b)                                 an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

(c)                                  an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)  the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,(12) expressed as a percentage of NAV per common share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date;(13)

(ii)  the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred shares as such Fund may issue.

7.             Amendments to Rule 19b-l:

The requested order will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains

(12) If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

(13) If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

with respect to their outstanding common shares as frequently as twelve times each year.

V.  PRECEDENT

The Commission has recently issued substantially similar orders subject to conditions substantially identical to those proposed in this Application, to other closed-end investment companies based on applications substantially similar to this Application.  See, e.g., ING Clarion Real Estate Fund, et al., 1940 Act Rel. Nos. 28329 (July 8, 2008) (notice) and 28352 (August 5, 2008) (order); The Mexico Fund, Inc., et al., 1940 Act Rel. Nos. 28332 (July 17, 2008) (notice) and 28357 (August 12, 2008) (order);  Cohen & Steers Advantage Income Realty Fund, Inc., et al, 1940 Act Rel. Nos. 28341 (July 24, 2008) (notice) and 28358 (August 19, 2008) (order); DNP Select Income Fund, et al.. 1940 Act Rel. Nos. 28348 (July 31, 2008) (notice) and 28368 (August 26, 2008) (order); John Hancock Income Securities Trust, et al., 1940 Act Rel. No. 28372 (August 29, 2008) (notice) and 28389 September 24, 2008 (order);  Calamos Convertible Opportunities and Income Fund, et al., 1940 Act Rel. Nos. 28435 (October 7, 2008) (notice) and 28483 (November 4, 2008) (order); Boulder Total Return Fund, Inc., et al., 1940 Act Rel. Nos. 28442 (October 20, 2008) (notice) and 28486 (November 17, 2008) (order); The Zwieg Total Return Fund, Inc., et al., 1940 Act Rel. Nos. 28441 (October 20, 2008) (notice) and 28485 (November 17, 2008) (order); Eaton Vance Enhanced Equity Income Fund, et al., 1940 Act Rel. Nos. 28616 (February 10, 2009) (notice) and 28643 (March 10, 2009) (order); BlackRock International Growth and Income Trust, et al., 1940 Act Rel. Nos. 28690 (April 7, 2009) (notice) and 28719 (May 5, 2009) (order).

VI.  PROCEDURAL MATTERS

The verifications required by Rule 0-2(d) are attached hereto.

Pursuant to Rule 0-2(c) under the 1940 Act, each Applicant hereby states that the officer signing this Application on behalf of such Applicant is fully authorized to do so and that each Applicant has complied with all the requirements for the execution and filing of this Application in the name of and on behalf of each Applicant, and that under the provisions of each Applicant’s Agreement and Declaration of Trust or Articles of Organization, as the case may be, and By-Laws, responsibility for the management of the affairs and business of each Applicant is vested in its Board of Trustees or Directors, as the case may be.  By resolutions duly adopted and attached hereto as Exhibit A, the Fund’s Board has authorized designated officers to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto.  By resolutions duly adopted and attached to the original Application, filed with the Commission on December 31, 2003 (the “Original Application”), as Exhibit A-2, the Advisor’s Board of Directors has authorized designated officers to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto.  The authorizations described in the Original Application are applicable to the officer signing this Application and such authorizations remain in effect.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

VII.  CONCLUSION

For the reasons set forth in this Application, the Applicants respectfully request that the Commission issue an order pursuant to Section 6(c) of the 1940 Act exempting the Applicants from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit the Fund to make periodic long-term capital gains distributions (as described in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year with respect to its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy.

This Application has been executed as of the 30th day of September, 2009 by the undersigned authorized officer of the Applicants.

RMR REAL ESTATE INCOME FUND

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer/Chief Financial Officer

RMR ADVISORS, INC.

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer/Chief Financial Officer

VERIFICATION

THE COMMONWEALTH OF MASSACHUSETTS	)
) ss:
COUNTY OF MIDDLESEX	)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing Application, dated September 30, 2009, for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, for and on behalf of RMR Real Estate Income Fund, a Delaware statutory trust; that he is Treasurer/Chief Financial Officer of such trust; and that all action by the shareholders, Trustees and other persons necessary to authorize deponent to execute and file the Application has been taken.  Deponent further says that he is familiar with the Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer/Chief Financial Officer

VERIFICATION

THE COMMONWEALTH OF MASSACHUSETTS	)
) ss:
COUNTY OF MIDDLESEX	)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing Application, dated September 30, 2009, for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, for and on behalf of RMR Advisors, Inc., a Massachusetts corporation; that he is Treasurer/Chief Financial Officer of such corporation; and that all action by the shareholders, Directors and other persons necessary to authorize deponent to execute and file the Application has been taken.  Deponent further says that he is familiar with the Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer/Chief Financial Officer

EXHIBIT A

The following resolutions were duly adopted by the Board of Trustees of RMR Real Estate Income Fund (the “Fund”) at a meeting held on January 28, 2009:

RESOLVED, that [the Fund] may rely on [this] Application upon the issuance of the Order and in compliance with the terms thereunder.

RESOLVED, that the officers of [the Fund] be, and each of them hereby is, authorized and empowered to execute all instruments and documents and to take all actions as they or any one of them in his or her sole discretion deems necessary or appropriate to carry out the intents and purposes of the foregoing resolutions, the execution of such instruments and documents or the taking of such actions to be deemed conclusive evidence of such officer’s authority.